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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Schedule 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 4 )*

                      National Standard Company Inc.
                              (Name of Issuer)

                      $.01 Par Value Common Stock
                       (Title of Class of Securities)

                                  637742107
                               (CUSIP Number)

Check the following space if a fee is being paid with this statement ( ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the discloures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





























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         CUSIP NO.                637742107

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON
                      Comerica Bank                       38-0477375

    2    CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Michigan Banking Corporation

           NUMBER OF     5   SOLE VOTING POWER

            SHARES                   1,000

         BENEFICIALLY    6   SHARED VOTING POWER

           OWNED BY                639,178

             EACH        7   SOLE DISPOSITIVE POWER

           REPORTING                     0

            PERSON       8   SHARED DISPOSITIVE POWER

             WITH                        0

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   640,178

   10    CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
         (  )

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                     11.93%

   12    TYPE OF REPORTING
                                           BK



















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                              SCHEDULE 13G
              Under the Securities Exchange Act of 1934

Check the following space if a fee is being paid with this statement:  ( )

Item 1(a) Name of Issuer:    National Standard Company Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
         1618 Terminal Road
          Niles, MI 49120

Item 2(a) Name of Person Filing:
          Comerica Bank

Item 2(b) Address of Principal Business Officer or, if none, Residence:
          One Detroit Center
          Detroit, MI 48275

Item 2(c) Citizenship:       Michigan Banking Corporation

Item 2(d) Title of Class of Securities:
         $.01 Par Value Common Stock

Item 2(e) Cusip Number:                  637742107

Item 3 This statement is filed in pursant to Rules 13d-1(b), or 13d-2(b). The person filing is a Bank as defined in section 3(a)(6) of the Act.

Item 4    Ownership:
      (a) Amount Beneficially Owned:                                   640,178
      (b) Percent of Class:                                              11.93%
      (c) Number of shares as to which such person has:
(i)  sole power to vote or direct the vote:                              1,000
(ii) shared power to vote or direct the vote:                          639,178
(iii)sole power to dispose or direct the disposition of:                     0
(iv) shared power to dispose or direct the disposition of:                   0

Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
         securities, check the following:  (     )





















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Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:

         639,178 shares held for National Standard Co., Inc. Employee Stock Own

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent
         Holding Co:

Item 8   Identification and Classification of Members of the Group:


Item 9   Notice of Dissolution of Group:


Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08-Feb-95
Date

Comerica Bank



By:    Brian J. Bayne
         Trust Officer